**Michael Page International**
Corporate Office, Page House, 1 Dashwood Lang Road,
The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW
t 01932 264 000 f 01932 264 297
e groupaccounts@michaelpage.com

RECEIVED
2007 APR -3 A 9:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

12 March 2007

File No. 82-5162

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

07022089

SUPPL

Dear Ms Cassio

**Michael Page International plc – Rule 12g3-2(b) Exemption**

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Transaction in own shares
2. Director / PDMR shareholding

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

**Jeremy Tatham**
Controller – Corporate Reporting

Direct Line 01932 264143
jeremytatham@michaelpage.com

PROCESSED
APR 0 9 2007
THOMSON FINANCIAL

dlw 4/3

82-5162

## Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| Company | Michael Page International PLC |
| TIDM | MPI |
| Headline | Transaction in Own Shares |
| Released | 17:39 13-Mar-07 |
| Number | 8985S |

RECEIVED

2007 APR -3 A 9:34

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Michael Page INTERNATIONAL

RNS Number:8985S
Michael Page International PLC
13 March 2007

Headline: Transaction in own shares

The Company purchased for cancellation on 13th March 2007 500,000 ordinary shares at a price of 489.56 pence per share. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 330,889,896 ordinary shares.

Michael Page International plc's capital consists of 330,889,896 ordinary shares with voting rights. Following the above purchase, Michael Page International plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Michael Page International plc is 330,889,896.

The above figure 330,889,896 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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82-5162

## Regulatory Announcement

Go to market news section

Free annual report

Michael Page INTERNATIONAL

| | |
|---|---|
| **Company** | Michael Page International PLC |
| **TIDM** | MPI |
| **Headline** | Director/PDMR Shareholding |
| **Released** | 17:31 13-Mar-07 |
| **Number** | 8978S |

RNS Number:8978S
Michael Page International PLC
13 March 2007

Michael Page International plc

13 March 2007

Notification of Director's Interests in Shares

Release of shares under the Michael Page Annual Bonus Plan

On 9 March 2007, the trustee of the Michael Page Employees' Benefit Trust (EBT) transferred the number of Michael Page International plc ordinary shares of 1p each ("Shares") set out in the t: Executive Directors of Michael Page International plc (the "Company"), for nil cost, as a resul their allocations under the Annual Bonus Plan. Of these, the trustee of the Michael Page Employ ("EBT"), Mourant & Co Trustees Limited, arranged for the sale of sufficient of such Shares on b Directors at 485.5 pence per Share on 9 March 2007 in order to reimburse the Company for their j security liabilities arising together with such number of additional Shares that each Executive to the trustee that he would like to sell.

The number of shares sold and transferred is set out below.

| Executive Director | Shares transferred / options exercised on 9 March 2007 | Shares sold on 9 March 2007 | No of shares transferred on 9 March 2007 |
|---|---|---|---|
| S Ingham (1) | 66,394 | 27,277 | 39,117 |
| S Puckett (1) | 67,694 | 27,811 | 39,883 |
| C-H Dumon (2) | 67,321 | 67,321 | - |

(1) Shares transferred

(2) Options exercised

Following these transactions, their total holdings in the Company are shown below.

| Number of Shares / Options | Steve Ingham | Steve Puckett | Charles-Henri Dumon |
|---|---|---|---|
| Shares | 1,096,514 | 301,092 | 1,332,997 |
| % share capital | (0.33%) | (0.09%) | (0.40%) |
| ESOS options | 334,441 | 334,441 | 591,016 |
| Incentive Share Plan (shares) | 329,499 | 329,499 | - |
| Incentive Share Plan (options) | - | - | 408,445 |
| Annual Bonus Plan (shares) | 254,816 | 232,186 | - |
| Annual Bonus Plan (options) | - | - | 229,984 |

This announcement is made in accordance with DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Michael Page International plc
Kelvin Stagg, Company Secretary 01932 264141

Financial Dynamics
Richard Mountain 020 7269 7291



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